Mail Room 4561

February 19, 2010

Gene Austin
Chief Executive Officer
Convio, Inc.
11501 Domain Drive, Suite 200
Austin, Texas 78758

> **Re:** **Convio, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2010**
> **File No. 333-164491**

Dear Mr. Austin:

We have reviewed the above-referenced filing of Convio, Inc. and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information that now appears blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. For example, you

may not omit from the cover the number of shares to be offered, nor may you omit the number of authorized shares of common stock from your description of capital stock on page 120. Please fill in all blanks throughout the registration statement except for the specific information that Rule 430A allows you to omit. Please see Section II.A.7 of Release No. 33-6714, and note that all price-dependent information should be provided in the preliminary prospectus that you circulate, using the mid-point of the estimated price range.

3. We are reviewing the confidential treatment request submitted January 25, 2010 for portions of Exhibits 10.16, 10.16.1 and 10.16.2 to your Form S-1. Comments will be provided under separate cover.

Cover Page

4. Please remove the reference to "Joint-Book Running Managers" from the cover page. We would not object to this disclosure in the Underwriting section and/or on the back cover page of the prospectus.

Risk Factors, page 9

5. We note your statements in the introductory paragraph of this section that the risks discussed in your risk factor disclosure "are not the only ones we face," and that "additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations." The risk factor section must contain all the material risks associated with the offering. Please revise your disclosure to omit this statement.

Special Note Regarding Forward-Looking Statements, page 30

6. You state that you believe the third party data included in the prospectus is reliable but you have not independently verified such information. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text in your prospectus as necessary to remove any suggestions that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Selected Financial Data, page 36

7. Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill and Identifiable Assets, page 45

8.   Please revise your discussion regarding the company's accounting for the
        valuation of goodwill to include the following:

        •   A description of methods and key assumptions used and how the key
            assumptions were determined;
        •   A discussion of the degree of uncertainty associated with the key assumptions.
            The discussion regarding uncertainty should provide specifics to the extent
            possible; and
        •   The material implications, if any, of uncertainties associated with the
            methods, assumptions and estimates underlying your critical accounting
            policy disclosures.

        Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC
        Release No. 33-8350.

Stock-Based Compensation, page 45

9.   Considering you filed your initial registration statement in January 2010, tell us
        how you determined the 40% probability weighting to the IPO Scenario in your
        fourth quarter 2009 common stock valuation analysis. In this regard, provide a
        timeline as it relates to management's considerations to file this registration
        statement including when you first initiated discussions with underwriters. Also,
        tell us why the fourth quarter valuation discussion on page 51 refers only to
        September 2009 through October 2009. In addition, tell us when the underwriters
        first communicated their estimated price range and amount for your stock and tell
        us your proposed IPO price, if known.

10.   When your estimated IPO price is known and included in your registration
        statement, please reconcile and explain the difference between the fair value of
        the underlying common stock as of the most recent valuation date and the
        midpoint of your IPO offering range. This reconciliation should describe
        significant intervening events within the company and changes in assumptions as
        well as weighting and selection of valuation methodologies employed that explain
        the changes in the fair value of your common stock. Please continue to update
        this information for any equity issuances made and common stock valuations
        performed subsequent to your most recent balance sheet date through the effective
        date of the registration statement.

Results of Operations, page 53

11.   We note that you attribute increases in subscription and services revenues to sales
        of your solutions to new clients as well as to sales of additional products and
        services to existing clients. Please expand your discussion to separately disclose
        the increase in revenue due to new clients from the increase in revenue due to
        existing clients. In addition, we note from your discussions of renewal rates
        throughout the filing, that a change in your renewal rates will impact your
        revenues and operating results. To the extent that renewal rates and the number
        of current customers versus new customers are key indicators used by
        management to monitor your business, revise your MD&A disclosures to include
        both a quantitative and qualitative discussion of such metrics. If you do not
        believe these are key metrics, then please explain why. Refer to Item 303(a)(3) of
        Regulation S-K and SEC Release 33-8350.

Revenue, page 54

12.   We note from your disclosure on page 54 that during 2009 you faced increased
        pricing pressure on your COM solution. However, your revenue disclosure does
        not appear to address pricing fluctuations. Please disclose the extent to which
        pricing impacted your revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 61

13.   We note accounts receivable is impacted by changes in sales activity and that
        sales activity grew at a faster rate than accounts receivable from 2008 to 2009.
        Tell us how you considered providing an analysis of day's sales outstanding for
        each period presented. Refer to Item 303(a)(1) of Regulation S-K.

Business, page 66

General

14.   With respect to any third-party statements presented in your prospectus, such as
        the market data from Giving USA Foundation and GuideStar USA, please
        supplementally provide us with the relevant portions of such reports. To expedite
        our review, please clearly mark each source to highlight the applicable portion or
        section containing the statistic and cross-reference it to the appropriate location in
        your prospectus. Also, please tell us whether the reports were prepared in
        connection with the registration statement or whether you commissioned any of
        the reports.

Common Ground, page 74

15.   We note that you utilize salesforce.com's Force.com cloud computing application platform to develop, package, and deploy Common Ground. Please describe your contractual relationship, if any, with salesforce.com.

Our services, page 76

16.   We note from your website and your disclosure that your partner network allows you to provide additional services to your clients and that you are able to expand your deployment capacity. We also note that you rely on your partner network to deploy Common Ground. Consider discussing in more detail how your partner network works, including how this helps you grow your client base, commissions paid, and how you rely on partners to deploy Common Ground.

Operations, page 82

17.   Please disclose the term of your agreement with the third-party hosting facility in Sacramento. Also, please file this agreement as an exhibit to your registration statement. See Item 16 of Form S-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis

Determination of Compensation, page 99

18.   Please clarify whether and to what extent your Chief Executive Officer has a role in determining his own compensation.

Cash Incentive Plan, page 100

19.   Please disclose the specific target for net change in monthly recurring revenue in 2009. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the target is not required because disclosure would result in competitive harm such that the target may be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the target should be afforded confidential treatment.

Summary Compensation Table, page 103

20.   We note the disclosure in footnote 1 to the summary compensation table. Please explain in greater detail why it appears in the table that each of your executive

officers received a higher salary in 2009 than 2008 when no base salary increases were awarded in 2009.

Description of Capital Stock

General, page 120

21.   The prospectus text is qualified in its entirety by reference to information that is not included in the prospectus. By qualifying these statements in their entirety, you appear to suggest that the prospectus text may not satisfy the disclosure standards specified in Rule 408. Please narrow the disclaimer accordingly.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Net Loss Per Share and Pro Forma Net Loss Per Share, page F-15

22.   Tell us how you considered ASC 260-10-45-67 in determining whether the preferred stock should be included in the computation of basic earnings per share regardless of the fact that the company has a net loss from operations in all periods presented. In this regard, tell us and disclose whether the convertible preferred shareholders have contractual obligations to share in the company's losses.

Note 9. Stock Option Exchange

Stock Warrants, page F-28

23.   We note that in conjunction with the GetActive acquisition, warrants that had been previously granted were converted into units consisting of the right to acquire Series P common stock and Series A convertible preferred stock. We further note that in certain circumstances, the maturity dates of the previously issued warrants were extended. Tell us how you considered the guidance in ASC 718-20-35 in accounting for the exchanges and/or modifications made to each warrant grant discussed in Note 9. Also, while we note that the preferred stock warrants are classified as liabilities pursuant to ASC 480-10-55, tell us how you considered the guidance in ASC 815-40-15 in determining the classification of your Series P common stock warrants.

24.   We note from your disclosures in Note 2 that the company recorded $1.6 million of other expense, $1.9 million of other income and $814,000 of other expense in fiscal 2007, 2008 and 2009, respectively, to reflect the change in the fair value of the preferred stock warrants. Tell us how you determined the fair value of your

warrant liability at each balance sheet date and describe the methodology and assumptions used in your calculations. Ensure that your response includes the fair value of the underlying preferred stock used in your calculations. Also, please expand your discussion of preferred stock warrants in your critical accounting policy disclosures to include this information.

Note 12. Subsequent Events, page F-35

25. Revise to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 850-10-50-1.

Item 16. Exhibits and Financial Statement Schedules, page II-6

General

26. We note that a number of exhibits to your registration statement are to be filed by amendment. Please note that we will need sufficient time to review these exhibits, once filed, and that our review may result in additional comments on areas not previously commented on in your registration statement.

* * * *

As appropriate, please amend your registration statement and other filings in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Gene Austin
Convio, Inc.
February 19, 2010
Page 8

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via facsimile: (512) 457-7001
        John J. Gilluly III, P.C.
        DLA Piper LLP (US)